Exhibit 99.6

SATYAM COMPUTER SERVICES LIMITED

INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

SATYAM COMPUTER SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS
(Thousands of US Dollars except per share data and as stated otherwise)

	As of March 31 2002	As of December 31 2001	As of December 31 2002
		(unaudited)	(unaudited)
ASSETS			
Current assets			
Cash and cash equivalents	$243,454	$222,565	$157,998
Accounts receivable, net of allowance for doubtful debts	88,209	90,582	93,229
Unbilled revenue on contracts	3,860	3,429	3,263
Inventory	725	1,745	—
Deferred income taxes	3,151	2,996	3,567
Prepaid expenses and other receivables	13,439	16,624	18,487
Total current assets	**352,838**	**337,941**	**276,544**
Premises and equipment, net	123,507	126,763	72,531
Goodwill, net	11,106	16,246	10,715
Other intangible assets, net	3,591	3,477	—
Investments	3,423	8,510	3,337
Investments in associated companies	10,735	1,105	30,195
Investments in bank deposits	—	—	136,908
Other assets	10,302	9,340	8,125
Total assets	**$515,502**	**$503,382**	**$538,355**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short term and current portion of long-term debts	$ 4,551	$ 3,893	$ 3,180
Accounts payable	11,077	8,514	11,324
Accrued expenses and other current liabilities	39,740	39,079	44,163
Unearned and deferred revenue	3,079	4,208	1,583
Total current liabilities	**58,447**	**55,694**	**60,250**
Long-term debts, excluding current portion	2,712	3,298	1,297
Deferred income taxes	36,682	36,466	37,381
Other liabilities	16,935	11,131	19,839
Total Liabilities	**114,776**	**106,589**	**118,767**
Contingencies and Commitments			
Minority interest	30,884	36,223	132
Shareholders' equity			
Common stock—par value Rs.2 (US$0.042*) per equity share (375 million equity shares authorized. 314,540,000 equity shares issued as of March 31, 2002 and December 31, 2001 (unaudited) respectively and 314,542,000 equity shares as of December 31, 2002 (unaudited))	17,144	17,144	17,145
Additional paid-in capital	405,530	405,364	405,580
Deferred stock-based compensation	(2,511)	(4,478)	(1,195)
Retained earnings/(deficit)	(9,996)	(21,175)	24,799
Accumulated other comprehensive loss	(36,727)	(32,316)	(24,286)
	373,440	364,539	422,043
Shares held by the SC-Trust under associate stock option plan (3,483,820, 3,843,470 and 2,504,670 equity shares as of March 31, 2002, December 31, 2001 and 2002 (unaudited) respectively)	(3,598)	(3,969)	(2,587)
Total shareholders' equity	**369,842**	**360,570**	**419,456**
Total liabilities and shareholders' equity	**$515,502**	**$503,382**	**$538,355**

* the par value in US$ has been converted at the closing rate as of December 31, 2002, 1US$ = Rs.48.00

SATYAM COMPUTER SERVICES LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31 2002	Nine months ended December 31	
		2001	2002
		(unaudited)	(unaudited)
Revenues	$ 414,491	$ 306,852	$ 343,411
Cost of revenues (Includes deferred stock-based compensation of $7,212 for the year ended March 31, 2002, $6,157 and $1,112 for the nine months ended December 31, 2001 and 2002(unaudited) respectively) ...	(238,996)	(177,294)	(203,120)
Gross profit	**175,495**	**129,558**	**140,291**
Selling, general and administrative expenses (Includes deferred stock-based compensation of $3,582 for the year ended March 31, 2002 and $2,848 and $2,138 for the nine months ended December 31, 2001 and 2002(unaudited) respectively)	(140,896)	(100,021)	(97,625)
Amortization of goodwill	(16,997)	(15,681)	—
Impairment of goodwill	(81,115)	(81,115)	—
Total operating expenses	**(239,008)**	**(196,817)**	**(97,625)**
Operating income/(loss)	**(63,513)**	**(67,259)**	**42,666**
Interest income	3,806	3,194	3,104
Interest expense	(2,856)	(2,809)	(674)
Gain on sale of shares in Infoway	45,594	45,594	—
Other income / (expense), net	12,090	7,333	(2,633)
Income/(loss) before income taxes, minority interest and equity in earnings / (losses) of associated companies	**(4,879)**	**(13,947)**	**42,462**
Income taxes	(17,234)	(14,716)	(6,621)
Minority Interest	73,406	68,490	11,086
Income before equity in earnings / (losses) of associated companies	**51,293**	**39,827**	**46,927**
Equity in earnings / (losses) of associated companies, net of taxes	(25,401)	(25,114)	(2,446)
Net income	**$ 25,892**	**$ 14,713**	**$ 44,481**
Earnings per share:			
Basic and Diluted	$ 0.08	$ 0.05	$ 0.14
Weighted average shares used in computing earnings per share –(in thousands)*			
Basic	305,751	304,054	311,684
Diluted	307,113	305,086	318,503

* on an adjusted basis

SATYAM COMPUTER SERVICES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Thousands of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional paid-in capital	Deferred stock-based compensation	Retained earnings / (deficit)	Accumulated other comprehensive loss	Shares held by SC-Trust	Total Shareholders' Equity
	Shares	Par Value						
Balance as of March 31, 2001	281,190,000	$15,726	$253,409	$(11,787)	$(29,456)	$(21,659)	$(11,538)	$194,695
Net income	—	—	—	—	25,892	—	—	25,892
Other comprehensive loss								
Loss on foreign currency translation	—	—	—	—	—	(15,063)	—	(15,063)
Unrealized losses on securities, net of taxes	—	—	—	—	—	(5)	—	(5)
Total Comprehensive income								10,824
Gain on dilution of interest in subsidiary on subsidiary's issuance of new shares, net of taxes	—	—	375	—	—	—	—	375
Loss on sale of Infoway's shares held by CricInfo	—	—	(645)	—	—	—	—	(645)
Issuance of common stock, net of issuance cost	33,350,000	1,418	149,196	—	—	—	—	150,614
Deferred stock-based compensation	—	—	1,203	(1,203)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	10,479	—	—	—	10,479
Shares transferred by SC-Trust to employees on vesting	—	—	1,992	—	—	—	7,940	9,932
Cash dividend paid at the rate of US$ 0.01 per share	—	—	—	—	(6,432)	—	—	(6,432)
Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$ (2,511)	$ (9,996)	$(36,727)	$ (3,598)	$369,842

(Continuing on following page)

F-4

SATYAM COMPUTER SERVICES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Thousands of US Dollars except per share data and as stated otherwise)

	Common Stock		Additional paid-in capital	Deferred stock-based compensation	Retained earnings / (deficit)	Accumulated other comprehensive loss	Shares held by SC-Trust	Total Shareholders' Equity
	Shares	Par Value						
Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$ (9,996)	$(36,727)	$(3,598)	$369,842
Net income	—	—	—	—	44,481	—	—	44,481
Other comprehensive income								
Gain on foreign currency translation	—	—	—	—	—	12,439	—	12,439
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2
Total Comprehensive income								**56,922**
Issuance of common stock, net of issuance cost	2,000	1	7	—	—	—	—	8
Loss on dilution of interest in subsidiary on subsidiary's issuance of new shares, net of taxes			(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	793	(793)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	2,109	—	—	—	2,109
Shares transferred by SC-Trust to employees on vesting	—	—	431	—	—	—	1,011	1,442
Cash dividend paid at the rate of US$ 0.03 per share.	—	—	—	—	(9,686)	—	—	(9,686)
Balance as of December 31, 2002 (unaudited)	314,542,000	$17,145	$405,580	$(1,195)	$24,799	$(24,286)	$(2,587)	$419,456

SATYAM COMPUTER SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31 2002	Nine months ended December 31 2001	2002
		(unaudited)	(unaudited)
Cash Flows From Operating Activities			
Net income/ (loss)	$ 25,892	$ 14,713	$ 44,481
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	37,486	29,270	29,298
Amortization and impairment of goodwill	98,112	96,796	—
Amortization of license fees	720	371	1,195
Deferred stock-based compensation	10,794	9,005	3,250
Deferred income taxes	(427)	(302)	(831)
(Gain) / loss on sale of investments	2	—	(894)
(Gain) / loss on sale of premises and equipment	(59)	159	58
Foreign currency translation on excess of amount received on sale of shares of Infoway over its carrying value	928	928	—
Excess of cash received over carrying value of investment in Infoway, net of taxes	(35,156)	(35,156)	—
Amortization of discount on share warrants issued to TRW and change in fair value of put option	10,144	4,448	7,513
Minority Interest	(73,406)	(68,490)	(11,086)
Equity in share of (earnings) / losses of associated companies	25,401	25,114	2,446
Changes in assets and liabilities:			
Accounts receivable, net and unbilled revenue on contracts	1,262	393	(10,552)
Prepaid expenses, other receivables and inventory, net	9,840	5,829	(9,388)
Other assets, net	1,356	829	(2,179)
Accounts payable	(4,363)	(7,036)	53
Accrued expenses and other current liabilities	8,342	8,398	13,641
Unearned and deferred revenue	(904)	181	3,384
Other liabilities	407	48	(1,633)
Net cash provided by operating activities	**116,371**	**85,498**	**68,756**
Cash Flows From Investing Activities			
Purchase of premises and equipment	$ (34,157)	$ (27,891)	$ (8,510)
Expenditure on license fees	(1,238)	(1,238)	(623)
Proceeds from sale of premises and equipment	503	233	142
Acquisitions and investments in associated companies	(4,608)	(2,860)	(790)
Purchase of investments	(3,131)	(868)	(2,220)
Proceeds from sale of investments	2,271	—	6,175
Investments in bank deposits	—	—	(136,134)
Net cash used in investing activities	**(40,360)**	**(32,624)**	**(141,960)**
Cash Flows From Financing Activities			
Proceeds from / (repayments) of short-term debt	$ (35,725)	$ (36,431)	$ (2,203)
Issuance of common stock, net of issuance cost	150,614	150,614	8
Issuance of common stock under Associate Stock Option Plans	9,932	9,429	1,442
Repayment of long-term debts	(7,642)	(6,974)	(1,593)
Cash dividends paid	(6,432)	(6,432)	(9,686)
Net cash provided by (used in) financing activities	**110,747**	**110,206**	**(12,032)**

(Continuing on following page)

SATYAM COMPUTER SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousand of US Dollars except per share data and as stand otherwise)

Effect of exchange rate changes on cash and cash equivalents	(9,372)	(6,583)	(220)
Net change in cash and cash equivalents	**177,386**	**156,497**	**(85,456)**
Cash and cash equivalents at beginning of the year / period	66,068	66,068	243,454
Cash and cash equivalents at end of the year / period	**$243,454**	**$222,565**	**$157,998**

Supplementary information:

Cash paid during the period for:

Income taxes	$ 7,744	$ 4,660	$ 3,094
Interest	2,859	2,569	427

Non-cash items:

Shares issued by Infoway on acquisitions	$ 1,044	$ 1,043	—
Capital leases and hire purchase	1,300	952	$ 948

For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

SATYAM COMPUTER SERVICES LIMITED

RECONCILIATION OF INDIAN AND US GAAP EARNINGS

Notes to Consolidated Financial Results as per US GAAP:

The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., and Nipuna Services Limited. The results also include Satyam Associate Trust and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on December 31, 2002. The results of the joint ventures that have been accounted on equity method include Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on December 31, 2002.

At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of shares to Softbank Asia Infrastructure Limited (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively into Sify. Sify issued 7,558,140 to SAIF and 2,03,884 to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify. Further, VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003. Due to the above, Satyam's ownership interest in Sify reduced from 52.51% as of March 31, 2002 to 37.15% as of December 31, 2002. The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method of accounting primarily due to lack of controlling interest in Sify. The consolidated financial statements for the year ended March 31, 2002 and nine months ended December 31, 2001 and 2002 are not comparable due to the above. Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003. In addition, Satyam will have no further obligation to fund additional operating or financing requirements of Sify.

Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and nine months ended December 31, 2002 is as follows:

Sl.No.	Particulars	Quarter Ended 31-12-2002	Quarter Ended 31-12-2001	Nine months Ended 31-12-2002	Nine months Ended 31-12-2001	Year Ended 31-03-2002
		In thousand US$				
1	Net Profit as per Indian GAAP	24,183	24,878	70,624	79,068	94,373
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(4,031)	(6,038)	(14,521)	(81,415)	(86,219)
3	Deferred Stock Compensation Charge	(1,199)	(3,077)	(2,109)	(8,478)	(10,479)
4	Amortization and impairment of Goodwill	—	(1,071)	—	(3,253)	(4,311)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC	—	35,156	—	35,156	35,156
6	Sale of stake in Satyam GE Software Services Pvt. Ltd.	—	—	(2,339)	—	—
7	Charge off of put option to TRW, Inc.	(4,301)	(5,817)	(7,514)	(4,448)	(10,144)
8	Others (net)	498	(288)	339	(1,917)	(867)
9	Provision not required under US GAAP	—	—	—	—	8,383
10	Total Adjustments	(9,033)	18,865	(26,144)	(64,355)	(68,481)
11	Net Profit / (Loss) as per US GAAP	15,150	43,743	44,481	14,713	25,892